Investor Relations

Holcim Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09





Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zurich, December 4th, 2007

File N° 82-4093

Dear Sirs,

SUPPL

Please find enclosed:

- Media Release:
  Holcim has substantially increased its stake in Ambuja Cements in India
  (2 pages)

With kind regards,

Beate Fuchs

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

Encl.: mentioned

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE EUROPEAN ECONOMIC AREA, THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA AND JAPAN

December 4, 2007

Media Release

Holcim has substantially increased its stake in Ambuja Cements in India

Holcim has successfully completed the transaction to expand its stake in the Indian Group company Ambuja Cements Ltd (ACL) as announced in August 2007. Through the acquisition of a block of shares from the founding families, the related mandatory offer to the other shareholders and open market purchases, the Group has increased its shareholding in ACL by roughly 13 percent to around 46 percent. Thereof, just over 5 percent have been tendered in the public takeover offer.

The transaction corresponding to a total investment of USD 780 million is entirely financed through internal resources and existing credit facilities.

****

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

****

This media release is also available in German.

****

Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

****

Internet: www.holcim.com

Legal Notice:

Important Notice regarding Ambuja Cements Ltd: The offer for the shares in the Ambuja Cements Ltd will be made in compliance with the Indian Takeover Code, as supervised by the Securities and Exchange Board of India. Investors outside of India are advised to consult their legal and financial advisers as to whether, and under what circumstances, they are allowed to tender their shares and accept payment of the purchase price in the offer. The offer is not being made, directly or indirectly, in or into, or by use of the

mails or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made and the offer will not be capable of acceptance by any investors residing in, or from, the European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made, unless an exemption applies under applicable law. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into the European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from European Economic Area, United States of America, Canada, Japan, Australia or any jurisdiction where it would be unlawful to be made, unless an exemption applies under applicable law.

END